

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Jack E. Salmon
President and Chief Financial Officer
Independence Realty Trust, Inc.
Cira Centre, 2929 Arch Street
Philadelphia, PA 19104

> **Re:     Independence Realty Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 10, 2011**
> **File No. 333-173391**

Dear Mr. Salmon:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

General

1.     We have considered your response to our prior comment 15.  Explain to us how you determined that combined financial statements of the initial portfolio satisfy the requirement to provide statements of operations for significant property acquisitions in accordance with Rule 3-14 of Regulation S-X.

Notes to Unaudited Pro Forma Financial Information

Note (F), page F-24

2.     We have read your response to our prior comment 17.  We are unclear how you determined that SAB Topic 5G or ASC 805-50-30-5 would require the excess of the agreed upon contribution value over the carry over basis of the contributed properties to be accounted for as a reduction of non-controlling interest.  Please provide us with

a more detailed explanation of how you arrived at your conclusions. Cite any relevant accounting guidance in your response.

Note (I), page F-25

3.  We have considered your response to our prior comment 18. We remain unclear as to your factual basis for including an adjustment for general and administrative expenses. Based on your description in Note (I) it appears that this amount is an estimate of expenses you expect to incur as a public company. As such, it does not appear that there is a factual basis for this adjustment. Please advise or revise your pro forma financial statements accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc:    Jason W. Goode
       Lesley H. Solomon
       Alston & Bird LLP
       (*via facsimile*)